LEGENDS ENTERPRISES, INC.
                              18848 SE Highway 212
                             Clackamas, Oregon 07915
                         COMMISSION FILE NUMBER 0-31677

                              INFORMATION STATEMENT

                                   PURSUANT TO
                              SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER


                                  INTRODUCTION

     This Statement is being mailed on or about September 16 , 2002, to holders of record on September 6, 2002, of the shares of Common Stock, par value $.001 per share (the "Common Stock") of Legends Enterprises, Inc., an Oregon corporation (the "Company"). It is being furnished in connection with the change of the Company's Directors effected by unanimous consent of the Company's Board of Directors pursuant to the laws of the State of Oregon, effective upon closing of the transaction discussed below.

                 BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

     Pursuant to the terms of an Asset Purchase Agreement (the "Agreement") between the Company and John Mahoney ("Mahoney"), the Company has agreed to acquire a patent right, a license, intellectual properties, inventory, equipment, tooling, data and supplies applicable to a medical apparatus to allow it to engage in the business of manufacturing and sale of microwave blood and fluid warmers and blood viral inactivation activities throughout the United States and such other geographic areas as the Company's proposed new Board of Directors may so elect from time to time in the future. In exchange for the assets, the Company authorized the issuance of an an aggregate of 4,400,000 shares of the Company's Common Stock (post forward split) and assumed notes in the aggregate of $176,000, to be paid pursuant to the terms of an applicable Promissory Note (the "Note"). The Company's obligations under the Note require payments of $22,000 beginning on the first day of December 2002 and continuing each calendar quarter thereafter, with a final payment due September 1, 2004, when the final balance shall become due. Interest on the Note accrues at the rate of 2.51% per annum. Meridian Medical Systems, LLC, the original holder of the assets, will maintain a security interest in the assets until the Note is paid in full (the "Transaction"). As a result of the Transaction and the change in the Company's management, the Company's principal place of business will be located at Phoenix Park, 2 Shaker Place, Building E, Shirley, MA 02420.

     As of the date of this Information Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. As part of the terms of the proposed Transaction, the Company will undertake a forward split of its issued and outstanding Common Stock whereby 10 shares of Common Stock will be issued in exchange for each share then outstanding, in order to establish the number of issued and outstanding Common Shares at closing to be 5,000,000.

     Upon consummation of the Transaction, the Company's current officers and Directors will resign and will be replaced by those persons listed below (see "Directors and Executive Officers and Related Transactions").


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     Consummation  of the Transaction has resulted in a change of control of the
Company.

                        REASON FOR INFORMATION STATEMENT

     Because a majority of its Directors is being changed otherwise than at a meeting of stockholders, the Company is required, pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the Commission. This Information Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

                INFORMATION RELATING TO THE COMPANY'S SECURITIES

     As of the date of this Information Statement, there are outstanding 500,000 shares of the Company's Common Stock. However, the Company's Board of Directors has authorized a forward split of the Company's issued and outstanding Common Stock, whereby ten (10) shares of Common Stock shall be issued in exchange for every one (1) share currently outstanding, in order to establish the number of issued and outstanding shares to be 5,000,000 as of the date of closing of the asset acquisition described above herein. All references to the Company's issued and outstanding Common Stock described below takes this forward split into account, as if the Transaction has closed. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company. There is currently no public market for the Company's securities.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of the date of this Information Statement certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group.


     Name and Address           No. of Shares Owned     Percentage Ownership
     ----------------           -------------------     --------------------

   Thomas J. Bolera (1)              2,400,000                  48%
   18848 SE Highway 212
   Clackamas, OR  97015

   Tia C. Fernandez (1)                400,000                   8%
   18848 SE Highway 212
   Clackamas, OR  97015

   All Officers and Directors        2,800,000                  56%
   as a Group (2 persons)
------------------------
(1)      Officer and/or Director of the Company

     The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed Director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares. This chart does reflect the forward split described above.


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

                                                  Shares of Common Stock
                                                     to Be Owned Upon
                                                    Consummation of the        Approximate
   Name and Address        Offices To Be Held           Transaction          Percent of Class
   ----------------        ------------------     -----------------------    ----------------
John J. Mahoney            President, Director            3,800,000                40.4%
45 Howe Road
Wilmot, NH  03287

Charles C. McCutcheon      Secretary/Treasurer              600,000                 6.4%
861 Barrett's Mill Road         Director
Concord, MA  01742

Constance M. Neville            Director                        -0-                  --
20 Bryant Road
Lexington, MA  02420

All Proposed Directors                                    4,400,000                46.8%
and Officers as a Group
(3 persons)

     No  family  relationship  exists  between  the  prospective   officers  and
Directors of the Company.

            DIRECTORS AND EXECUTIVE OFFICERS AND RELATED TRANSACTIONS

         The Directors and Officers of the Company as of the date of this report are as follows:


            Name                    Age                 Position
            ----                    ---                 --------
      Thomas J. Bolera              45         President and Director
      Tia C. Fernandez              32         Secretary/Treasurer and Director

Resumes:

     Dr. Thomas J. Bolera, President and Director. Dr. Bolera has held his positions with the Company since its inception. From January 1998 through December 1999, Dr. Bolera was President, Chief Executive Officer and a Director of Tessa Complete Health Care, Inc., a publicly held Georgia corporation engaged in the creation and development of a national network of multidisciplinary chiropractic medical clinics throughout the United States. Dr. Bolera resigned his position as a Director of Tessa in March 2000. In addition, Dr. Bolera began practicing as a chiropractor in Portland, Oregon in 1981. After successfully operating a clinic for eight years, he purchased two additional practices in the Portland area and thereafter, expanded his holdings to a total of six clinics which he either owns or operates. Dr. Bolera completed his undergraduate work at Portland State University graduating in 1975 and continued on to earn his Doctorate of Chiropractic from Cleveland Chiropractic College of Los Angeles in 1980. Dr Bolera is licensed in Alaska, California, Colorado, Illinois, Oregon and Washington. He has devoted only such time as necessary to the business of the Company, which time has been nominal.

     Tia C. Fernandez, Secretary, Treasurer and Director. Ms. Fernandez has been Secretary/Treasurer and a Director of the Company since inception. In addition, from December 1998 through September 2000, Ms. Fernandez was Assistant Secretary and then Secretary of Tessa Complete Health Care, Inc., a publicly held Georgia corporation engaged in the creation and development of a

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



national network of  multidisciplinary  chiropractic  medical clinics throughout the United States. From May 1991 through February 1998, Ms. Fernandez was employed by Capacity Unlimited, Inc., Clackamas, Oregon, where her responsibilities included payroll, human resources, accounting and secretarial duties. Ms. Fernandez devoted only such time as necessary to the business of the Company, which has been nominal.

         As soon as legally permissible, the Company's current officers and Directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

               Name                Age                Position
               ----                ---                --------
      John J. Mahoney              58       President and Director
      Charles S. McCutcheon        59       Secretary/Treasurer and Director
      Constance M. Neville         48       Director

Resumes:

     John J. Mahoney will become President and a Director of the Company. From May 1998 to July 2002, Mr. Mahoney was President of Ronald S. Laura Enterprises, Inc., Wilmot, New Hampshire, a publicly held company engaged in the production and direct sale of books, audio and video tapes, CD's and weight resistance equipment to the health and fitness consumer. Prior, from January 1997 through May 1998, he was involved in preincorporation activities of the aforesaid company. He received a Masters Degree from Suffolk University in 1968 and a Bachelor of Science Degree from Boston University in 1965. Upon assumption of his positions with the Company, Mr. Mahoney is expected to devote substantially all of his business time to the Company.

     Charles S. McCutcheon will become Secretary/Treasurer and a Director of the Company. Since October 2001, Mr. McCutcheon has been Vice President and General Manager of Argyle Walsingham, Inc., Concord, Massachusetts, an international business and professional development consulting company, where he was responsible for business development and solutions implementation. Prior, from May 1999 through October 2001, he was Vice President of The McCormick Group, Inc., Wellesley Hills, Massachusetts, an executive search and consulting firm, where he was responsible for northeastern operations. From 1996 through May 1999, Mr. McCutcheon was Vice President of John Kurosky $ Associates, Inc., Irvine, California, an international executive search firm, where he was responsible for new client development, candidate recruitment and placement. Mr. McCutcheon received a Bachelor of Arts Degree in 1966 from Boston University. He is expected to devote substantially all of his business time to the Company.

     Constance M. Neville will become a Director of the Company. Since 1985, Ms. Neville has been managing partner of Neville & Kelley, Lexington, Massachusetts, a law firm. She received a Bachelor of Arts Degree from Skidmore College in 1976, a MAT Degree from George Washington University in 1977, and a JD Degree from Northeastern University in 1985. She was admitted to the Massachusetts Bar in 1985 and U.S. District Court, District of Massachusetts in 1986. She is expected to devote only such time as necessary to the Company's business.

COMPENSATION

     During the last fiscal year, neither Dr. Bolera nor Ms. Fernandez received any salaries or other compensation. It is anticipated that Mr. John J. Mahoney will draw a salary of $60,000 per year following the closing of the Transaction proposed herein. No other member of prospective management is expected to receive aggregate compensation in excess of $100,000 during the next fiscal year of the Company.

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



     The Company may award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance. However, as of the date of this Information Statement, no such plans have been adopted by the Company.

RELATED PARTY TRANSACTIONS

     In July 2002, Mr. Mahoney acquired the assets subsequently purchased by the Company in the Transaction under the same terms and conditions as those paid by the Company.

     The Company's principal place of business has been provided to the Company on a rent free basis by Thomas J. Bolera, an officer and Director and a principal shareholder of the Company. Additionally, Dr. Bolera has loaned the Company funds in order to meet some of its obligations as of the date hereof. It is believed that all balances owed to Dr. Bolera by the Company will be forgiven upon the change in control described herein.

     There are no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES.

     The Board of Directors of the Company has no standing audit, nominating or compensation committees. It is anticipated that such committees will be established by the Company upon closing of the Transaction and commencement of business operations.

INFORMATION RELATING TO BOARD OF DIRECTORS MEETINGS.

     The Company presently has two Directors. During the fiscal year ended December 31, 2001, the Directors held one meeting.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The Company's officers and Directors were not paid a salary during the fiscal year ended December 31, 2001, or subsequent thereto. The Company maintains a policy whereby the Directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any Director or officer for such expenses during the 2001 fiscal year, or subsequent thereto.

     The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers or Directors.

                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, Directors and person who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission, provided that there were any changes to such persons respective stock holdings in the Company during the previous fiscal year.

     Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that

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


during the 2001 fiscal year all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.

Dated:  September 6, 2002.

                                        LEGENDS ENTERPRISES, INC.

                                        s/Thomas Bolera

                                        Dr. Thomas Bolera, President




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